[redacted]

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

08025478

COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 29681 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SRM SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 CENTURY PARK EAST, SUITE 880
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL SOLL 310/551-1624
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, PAUL SOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRM SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature PAUL SOLL

PRESIDENT
Title

____________________
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______ ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th (Date) day of February (Month), 2008 (Year), by

(1) Gregory A. Goodyear (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Georgia F. Shaw (Signature of Notary Public)

GEORGIA F. SHAW

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Place Notary Seal Above

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: SEC Annual Audited Report Form X-17A-5 Part III

Document Date: February 13, 2008 Number of Pages: 15

Signer(s) Other Than Named Above: Paul Soll

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

# CONTENTS

GOODRICH·BARON·GOODYEAR LLP
*Certified Public Accountants*

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
SRM Securities, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of SRM Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 13, 2008

**SRM SECURITIES, INC.**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

| | | |
|---|---|---|
| Cash - operating accounts | | $ 14,831 |
| Cash - money market | | 644,898 |
| Total cash | | 659,729 |
| Due from broker | | 36,795 |
| Commissions receivable | | 102,151 |
| Other receivable | | 3,000 |
| Trading securities - long | | 515,462 |
| Property and equipment, at cost, less $283,830 of accumulated depreciation | | 7,239 |
| Other assets | | 18,760 |
| Total assets | | $ 1,343,136 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Due to broker | | $ 40,860 |
| Accounts payable and accrued expenses | | 822,597 |
| Trading securities - short | | 30,859 |
| Income taxes payable | | 17,447 |
| Total liabilities | | 911,763 |
| Commitments | | - |
| Stockholders' equity: | | |
| Common stock, no par value; 20,000 shares authorized; 3,000 shares issued and outstanding | $ 30,000 | |
| Retained earnings | 401,373 | |
| Total stockholders' equity | | 431,373 |
| Total liabilities and stockholders' equity | | $ 1,343,136 |

The accompanying notes are an integral part of these financial statements.

**SRM SECURITIES, INC.**
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

| | | | | |
|---|---|---|---|---|
| Revenues: | | | | |
| Commissions | | | $ | 1,523,860 |
| Trading gains and losses | | | | 115,642 |
| Interest and dividends | | | | 31,158 |
| Other income | | | | 380,117 |
| Total revenues | | | | 2,050,777 |
| Expenses: | | | | |
| Officer's salaries | $ | 816,611 | | |
| Commissions | | 273,309 | | |
| Employee compensation | | 227,495 | | |
| Occupancy costs | | 110,325 | | |
| Insurance | | 120,002 | | |
| News and quotations service | | 79,161 | | |
| Office supplies | | 89,285 | | |
| Other operating expenses | | 10,717 | | |
| Payroll taxes | | 49,099 | | |
| Telephone | | 17,278 | | |
| Professional fees | | 76,253 | | |
| Parking | | 21,520 | | |
| Taxes and licenses | | 18,035 | | |
| Other commissions and fees expenses | | 16,149 | | |
| Automobile expense | | 33,706 | | |
| Travel | | 1,361 | | |
| Total expenses | | | | 1,960,306 |
| Income before income taxes | | | | 90,471 |
| Income taxes | | | | 24,329 |
| Net income | | | $ | 66,142 |

The accompanying notes are an integral part of these financial statements.

**SRM SECURITIES, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance, beginning of year | $ 30,000 | 372,731 | 402,731 |
| Net income for the year ended December 31, 2007 | - | 66,142 | 66,142 |
| Dividends paid | - | (37,500) | (37,500) |
| Balance, at end of year | $ 30,000 | 401,373 | 431,373 |

The accompanying notes are an integral part of these financial statements.

## SRM SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 66,142 |
| Adjustments to reconcile loss to net cash provided by operating activities: | | |
| Depreciation | $ 2,504 | |
| (Increase) decrease in: | | |
| Due from broker | 526,845 | |
| Commissions receivable | (84,421) | |
| Other receivable | 138,100 | |
| Trading securities - long | (82,322) | |
| Other assets | (60) | |
| Increase (decrease) in: | | |
| Due to broker | 40,795 | |
| Accounts payable and accrued expenses | 59,991 | |
| Trading securities - short | 11,551 | |
| Income taxes payable | (2,350) | |
| Total adjustments | | 610,633 |
| Net cash flows provided by operating activities | | 676,775 |
| Cash flows from investing activities: | | |
| Capital expenditures | (5,314) | |
| Net cash flows used for investing activities | | (5,314) |
| Cash flows from financing activities | | |
| Dividends paid | (37,500) | |
| Net cash flows used for financing activities | | (37,500) |
| Net increase in cash | | 633,961 |
| Cash, beginning of year | | 25,768 |
| Cash, end of year | | $ 659,729 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 2 |
| Income taxes | $ 26,546 |

The accompanying notes are an integral part of these financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

SRM Securities, Inc. (the Company) is engaged in a single line of business as a securities broker/dealer which comprises several classes of services, including principal transactions, agency transactions, and investment advisory. The Company produces revenue by clearing those transactions on behalf of their customers through a clearing broker/dealer and charging commissions for those services. The Company was incorporated in California on April 29, 1983 as a C corporation. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### Securities Transactions

Securities transactions, commission revenue and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as due from broker.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions. Unrealized loss of $7,204 was included in operations for the year ended December 31, 2007

### Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives ranging from five to seven years using either the straight-line method or declining balance. Leasehold improvements are amortized using the straight-line method over the term of the lease or estimated useful life, whichever is shorter. Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

### Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Due from Broker Account. The Company places its cash and cash equivalents and the Due from Broker Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000.

### Off-Balance Sheet Risk

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt, and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

## (2) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

| | |
|---|---|
| Office equipment | $ 261,232 |
| Leasehold improvements | 29,837 |
| | 291,069 |
| Less accumulated depreciation | (283,830) |
| Net property and equipment | $ 7,239 |

Depreciation expense for the year ended December 31, 2007, was $2,504.

## (3) SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The securities owned and securities sold, not yet purchased at December 31, 2007, consist principally of readily marketable equity securities.

## (4) INCOME TAXES

Income taxes consist of the following:

| | | Federal | State | Total |
|---|---|---|---|---|
| Current | $ | 16,150 | 8,179 | 24,329 |
| Deferred | | - | - | - |
| | $ | 16,150 | 8,179 | 24,329 |

Deferred income taxes are accounted for under Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2007.

## (5) PROFIT SHARING PLAN

The Company has a qualified, discretionary profit sharing plan in effect for eligible employees. The plan covers full-time employees who have reached 21 years of age and have completed a minimum of 12 months of service. The plan provides for discretionary contributions determined annually by the Board of Directors. No profit sharing expense was charged to operations for the year ended December 31, 2007.

## (6) RELATED PARTY TRANSACTIONS

The Company shares office space with and provides certain administrative functions to an affiliated company related by common ownership. Administrative expenses charged to this affiliated company were $138,000 which is included in "Other income" in the accompanying Statement of Income.

## (7) BUY/SELL AGREEMENT

Under terms of the Shareholders' Agreement, each shareholder is entitled to the first right of refusal to purchase shares of the Company upon the occurrence of disability, termination, death, and certain events related to other shareholders at an amount based on a mutually-agreed value or arbitration process.

## (8) OPERATING LEASES

The Company leases its office space under a non-cancelable operating lease which expires in March 2011. The Company has also entered into a non-cancelable operating auto lease agreement which expires in August 2008.

## (8) OPERATING LEASES, continued

Minimum future rental payments under the lease agreement as of December 31, 2007, are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2008 | $ 125,837 |
| 2009 | 116,629 |
| 2010 | 121,371 |
| 2011 | 30,643 |
| Total minimum future rental payments | $ 394,480 |

Rent expense for the year was $133,000

## (9) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital ratio was 3.15 to 1 and net capital was $289,395 which exceeded the required minimum capital by $189,395.

## (10) EXEMPTION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

## SRM SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

| | | |
|---|---|---|
| Total ownership equity | | $ 431,373 |
| Less non-allowable assets: | | |
| Other receivable | $ (3,000) | |
| Property and equipment, net | (7,239) | |
| Other assets | (18,760) | |
| | | (28,999) |
| Net capital before haircut | | 402,374 |
| Haircut: | | |
| Trading securities (15% of $515,462) | (77,319) | |
| Money market (2% of $644,898) | (12,898) | |
| Undue concentration | (22,762) | |
| | | (112,979) |
| Net capital | | $ 289,395 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 60,784 |
| Minimum dollar net capital required | $ 100,000 |
| Net capital requirement (greater of above two figures) | $ 100,000 |
| Excess net capital | $ 189,395 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness | $ 911,763 |
| Ratio of aggregate indebtedness to net capital | 3.15 to 1 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

**SRM SECURITIES, INC.**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

**SRM SECURITIES, INC.**
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

**SRM SECURITIES, INC.**
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2007

| | | |
|---|---|---|
| Net capital as reported in unaudited Focus Report Part II A | | $ 329,283 |
| Adjustments: | | |
| Dividends paid | $ (37,500) | |
| Undue concentration - haircut | (2,105) | |
| Miscellaneous | (283) | |
| | | (39,888) |
| Net capital as reported in audited financial statements | | $ 289,395 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such differences are material, the Company is in compliance with the minimum net capital requirement.

GOODRICH·BARON·GOODYEAR LLP
*Certified Public Accountants*

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
SRM Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of SRM Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 13, 2008

END